Exhibit 12.1
INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES

	Years Ended
(Dollars in Millions, Except Ratios)	Dec 31, 2016	Dec 26, 2015	Dec 27, 2014	Dec 28, 2013	Dec 29, 2012
Earnings[1]	$13,007	$14,495	$16,031	$12,814	$15,057
Adjustments:
Add - Fixed charges	907	629	499	529	362
Subtract - Capitalized interest	(135)	(258)	(276)	(246)	(240)
Earnings and fixed charges (net of capitalized interest)	$13,779	$14,866	$16,254	$13,097	$15,179

Fixed charges:
Interest[2]	$733	$337	$192	$244	$90
Capitalized interest	135	258	276	246	240
Estimated interest component of rental expense	39	34	31	39	32
Total	$907	$629	$499	$529	$362

Ratio of earnings before taxes and fixed charges, to fixed charges	15x	24x	33x	25x	42x
1 After adjustments required by Item 503(d) of Regulation S-K.
2 Interest within provision for taxes on the consolidated statements of income is not included.